FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For October 6, 2003
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                Form 20-F [ X ] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country "), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [   ]                No  [  X ]
        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

     THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


Exhibit         Date                                  Description of Exhibit
-------         ----                                  ----------------------
   1         10/06/2003          IIJ Announces Receipt of Notice from The Nasdaq
                                 Stock Market

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Internet Initiative Japan Inc.


Date:  October 6, 2003                By: /s/ Koichi Suzuki
                                         ---------------------------
                                          Koichi Suzuki
                                          President, Chief Executive Officer and
                                          Representative Director

EXHIBIT 1

     IIJ Announces Receipt of Notice from The Nasdaq Stock Market

    TOKYO--(BUSINESS WIRE)--Oct. 6, 2003--Internet Initiative Japan Inc. (NASDAQ: IIJI) ("IIJ") today announced that it received a delisting notice from Nasdaq on October 3, 2003 as a result of its filing of an incomplete annual report on Form 20-F, dated September 30, 2003, for the fiscal year ended March 31, 2003.
    The annual report was incomplete because of the absence of audited financial statements and certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. The delisting notice indicated that IIJ's American Depositary Shares will be delisted from The Nasdaq Stock Market at the opening of business on October 13, 2003, unless IIJ requests a hearing to review Nasdaq's delisting decision. Nasdaq also has indicated that delisting can be avoided if IIJ files an amended annual report on Form 20-F that complies with Nasdaq listing maintenance requirements. At the opening of trading on October 6, 2003, the fifth character "E" will be appended to the trading symbol for IIJ's American Depositary Shares; the trading symbol will be changed from IIJI to IIJIE.
    As indicated in IIJ's filings with the Securities and Exchange Commission, IIJ was not able to file a complete annual report on Form 20-F for the year ended March 31, 2003 on time because IIJ was unable to obtain audited financial statements of its former significant equity method investee Crosswave Communications Inc. ("Crosswave") for the year ended March 31, 2003. Crosswave commenced corporate reorganization proceedings in Japan in late August and has not released audited financial statements for that year.
    IIJ expects to file an amended annual report on Form 20-F that will include an auditor's report and certifications under Sections 302 and 906 of the Sarbanes-Oxley Act soon. Because IIJ continues to be unable to procure audited financial statements of Crosswave, the auditor's report in respect of IIJ's financial statements for the year ended March 31, 2003 is not likely to be unqualified.
    IIJ intends to request a hearing before the Nasdaq Listing Qualifications Panel to review the delisting decision.

    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI) is Japan's leading Internet-access and comprehensive network solutions provider. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. Services range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality systems integration and security services, internet access, hosting/housing, and content design.

    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

    CONTACT: IIJ
             Investor Relations Office, +81-3-5259-6500 ir@iij.ad.jp http://www.iij.ad.jp/